SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON MAY 28, 2002.

Press Release May 28, 6.00 pm

Sonera/Telia merger timetable update

Telia has today filed, in cooperation with Sonera, a merger notification with the European Commission in respect of the planned business combination between Telia and Sonera. As a result, the European Commission’s Phase I review is expected to be completed by mid-July 2002 at the latest, which is in line with the previously communicated, preliminary timetable.

Offering circulars, listing particulars and registration statements are being prepared in Finnish and English, to be filed with the Finnish Financial Supervision, the Stockholm Stock Exchange and in the United States with the Securities and Exchange Commission.

The review process with the Securities and Exchange Commission is expected to be completed at the end of June or early July 2002, at which time the offer to Sonera’s shareholders can commence.

In view of the vacation period in the Nordic region the offer period is expected to end in the second half of August 2002, in order to give Sonera shareholders ample time to tender their Sonera shares.

Forward-looking statements

This press release contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned business combination between Telia and Sonera and and the timing of Telia’s exchange offer to Sonera’s shareholders. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.